Bionomics Limited

17 January 2007

SUPPL

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

07020628

SEC MAIL PROCESSING
RECEIVED
JAN 26 2007
WASH. D.C. 185 SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JAN 31 2007
THOMSON FINANCIAL

Stephen Birrell
CFO & Company Secretary

dlw 1/29

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
17 January 2007

BIONOMICS MEETS WITH FOOD AND DRUG ADMINISTRATION (FDA)

- **Formal IND submission for BNC105 expected in Q3 2007**
- **Phase 1 trials on track to commence by year end**

Adelaide, Australia. 17 January 2007: Bionomics Limited (ASX:BNO) announced today that it is on track to enter clinical trials following a pre-Investigational New Drug (IND) meeting with the Food and Drug Administration (FDA) in Washington DC, USA.

This was the first formal interface with the FDA as the Company seeks to conduct clinical trials of its anti-cancer drug candidate, BNC105. Its purpose is to ensure that Bionomics addresses any potential FDA questions in the IND. At the meeting the BNC105 development team presented their data package from preclinical trials of BNC105 and outlined the proposed clinical development program. The discussion was positive and constructive, providing Bionomics with valuable information as the Company moves towards clinical trials.

Bionomics CEO & Managing Director, Dr Deborah Rathjen said, "We plan to submit the formal IND submission in the third quarter of 2007. With our strong preclinical data for BNC105 and its' manufacture nearing completion, we are confident that BNC105 will progress to phase I clinical trials in 2007."

BNC105 is a new type of drug called a Vascular Disruption Agent (VDA) that acts to rapidly shut down the blood supply within a tumour. It thereby "starves" the tumour of the oxygen and nutrients it needs to survive. BNC105 has the potential to target a range of solid tumours, including breast and colon cancers.

FOR FURTHER INFORMATION PLEASE CONTACT:

BIONOMICS LIMITED
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101 / 0418 160 245
drathjen@bionomics.com.au

MEDIA
Daniella Goldberg
+612 9237 2800
0416 211 067
dgoldberg@bcg.com.au

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system. Bionomics was recently ranked in the top 10 in the Deloitte's 50 Australian technology companies.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNC105 and its' drug development programs are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.